TSX “VIR”
AMEX “REX”
ViRexx Medical Corp.
ViRexx Medical Corp.	For Immediate Release

VIREXX COMPLETES $12 MILLION PRIVATE PLACEMENT

EDMONTON, ALBERTA - February 16, 2006 - ViRexx Medical Corp. (TSX:VIR, AMEX:REX), a company focused on immunotherapy treatments for certain cancers, chronic hepatitis B & C and embolotherapy treatments for tumors, today announced that it has closed a brokered private placement equity financing which will result in the issuance of 10,909,090 units at a price of $1.10 per unit for gross proceeds to the Company of $12,000,000. Each unit consists of one common share and one common share purchase warrant. Each common share purchase warrant entitles the holder to purchase one common share of ViRexx at a price of $1.50 for a period of two years from the date of issuance.

“This transaction strengthens our balance sheet as we approach important milestones for our earlier stage product pipeline, specifically the completion of our Phase I OcclusinTM 50 Injection trial and initiation of the Phase I HepaVaxx B trial. The proceeds will help fund these clinical trials,” commented Dr. Lorne Tyrrell, chief executive officer of ViRexx Medical Corp. “Our late stage OvaRex® MAb product, which is currently in Phase III trials, continues to be funded by our partner, United Therapeutics.”

In compliance with the TSX and AMEX Policies, ViRexx held a Special Meeting of the Shareholders in Edmonton on February 6, 2006 and obtained majority shareholder approval for the private placement.

Under the broker agreement, a cash commission of 7% of the gross proceeds is payable to the Agents. In addition, the Agents received 1,090,909 Broker Warrants equal to ten percent of the total number of units purchased pursuant to the private placement. Each Broker’s Warrant entitles the Agent to purchase one common share of ViRexx at a price of $1.50 for a period of two years from the date of issuance. The shares comprising the units and the underlying shares which will be issued on exercise of the warrants including Brokers’ warrants are subject to a four month hold period commencing February 15, 2006.

About ViRexx Medical Corp.
ViRexx is an Edmonton, Alberta based biotechnology company focused on the development of novel therapeutic products for the treatment of certain cancers and specified chronic viral infections. ViRexx’s most advanced programs include drug candidates for the treatment of ovarian cancer, chronic hepatitis B and C and solid tumors.

ViRexx’s lead product candidate, OvaRex® MAb, a therapy for the treatment of late-stage ovarian cancer, is currently the subject of two Phase III clinical trials being funded by ViRexx’s licensing partner Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics Corporation. For additional information about ViRexx, please see www.virexx.com.

THE TSX HAS NOT APPROVED OR DISAPPROVED OF THE INFORMATION CONTAINED HEREIN

This news release contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its performance, business and future events. Such statements are subject to a number of risks, uncertainties and assumptions. Actual results and events may vary significantly.

For more information, please contact:
Lorne Tyrrell Chief Executive Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 ltyrrell@virexx.com	Marc Canton President & Chief Operating Officer ViRexx Medical Corp. Tel: (780) 433-4411 Fax: (780) 436-0068 mcanton@virexx.com